March 5, 2025

George Athanasiadis
Chief Executive Officer
Eco Bright Future, Inc.
World Trade Center El Salvador
Calle El Mirador, 87 Ave Norte
San Salvador, El Salvador

       Re: Eco Bright Future, Inc.
           Amendment No. 8 to Registration Statement on Form 10
           Filed February 18, 2025
           File No. 000-56658
Dear George Athanasiadis:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 8 to Registration Statement on Form 10
General

1.     Please confirm your understanding in writing that:
           our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in. completing our review of the filing does not foreclose the
Commission from
           taking any action or advancing any position with respect to the filing, the
           company, or the company   s practices.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 5, 2025
Page 2

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets